(EMS Technologies LOGO)                                  EMS TECHNOLOGIES, INC.
     The Science of Wireless Communications              PO BOX 7700
                                                         NORCROSS, GA 30091.7700
                                                         TEL 770.729.6512
                                                         FAX 770.729.6543
                                                         shell.g@ems-t.com

                               September 20, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC comment letter dated July 12, 2005 for EMS Technologies, Inc.
    Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2004 File No. 0-6072

Ladies and Gentlemen:

This letter is in response your request for additional information or clarification on items filed on Form 10-K/A Amendment No. 1 of EMS Technologies, Inc. for the fiscal year ended December 31, 2004. The information requested is as follows:

FORM 10K/A AMENDMENT NO. 1 FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

REVENUE RECOGNITION ON LONG-TERM CONTRACTS, PAGE 32

1. "WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. IN YOUR RESPONSE, YOU CITED "SIGNIFICANT CONTRACTUAL MILESTONE BILLINGS BASED ON FINAL DELIVERY OF HARDWARE:
AS AN EXAMPLE OF A SITUATION WHERE REVENUE IS RECOGNIZED IN EXCESS OF BILLINGS. IN THE SUBJECT INSTANCE, PENDING THE ACHIEVEMENT OF THE BILLING MILESTONES BASED ON FINAL DELIVERY OF HARDWARE, TELL US HOW IT IS POSSIBLE TO RECOGNIZE HARDWARE REVENUES IN EXCESS OF BILLINGS. TELL US YOUR CONSIDERATION OF TOPIC 13.A.3(B) OF SAB 104 WITH RESPECT TO CUSTOMER ACCEPTANCE OF HARDWARE DELIVERABLES."

Topic 13.A.3(b) of SAB 104 suggests that a seller's performance is not completed until final customer acceptance has been obtained, which would appear to support the completed-contract method of revenue recognition and to prohibit recognition of revenue in excess of billings. However, the concept of performance is subject to considerable clarification when applied to long-term contracts, as described in the higher level accounting literature, SOP 81-1. Specifically, para .22 SOP 81-1 states that "... performance [under long-term contracts] is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses," and therefore revenues should be recognized as work progresses.
SOP 81-1 continues... "[f]inancial statements based on the percentage-of-completion method present the economic substance of a company's transactions and events more clearly and more timely than financial statements based on the completed-contract method, and they present more accurately the relationships between gross profit from contracts and related period costs."

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

Para. 23 of SOP 81-1 describes the specific circumstances for which it is appropriate to use the percentage-of-completion method:

     (1) "Reasonably dependable estimates can be made"

     For over 30 years, the Company has been a key supplier on numerous large, complex, long-term contracts in the defense and space industries. The Company has long-established and well-documented processes for the development, review and monitoring of engineering estimates that underlie the application of the percentage-of-completion method of accounting.

     (2) "Contracts executed by the parties normally include provision that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties"

     Contract performance requirements are described in great detail in each contract, and are discussed on a routine basis with the customer in preliminary and critical design review meetings to ensure that all parties agree on the design specifications. Certain provisions are especially important in the context of percentage-of-completion accounting, including contract termination provisions. For example, if a contract is terminated "for convenience" (i.e., for the benefit of the customer), the customer must reimburse the Company for all costs that have been incurred to meet the contract performance requirements. Further, the customer cannot terminate the contract "for cause" (i.e., the Company has not performed to the contract specifications) without allowing adequate time to remediate any performance issues.

     (3) "The buyer can be expected to satisfy his obligations under the contract"

     The Company's customers in the defense and space areas are typically prime contractors or agencies of the U.S. government. Due to the rigorous technical demands of defense and space contracts, these prime contractors are typically very large (i.e., "Fortune 100" size companies) and well-capitalized, and they have exceptional technical competence and depth.

     (4) "The contractor can be expected to perform his contractual obligations"

     The Company has established a long, successful track record as a major supplier of communications components, as well as complex subsystems and systems to the defense and space industries. The Company is widely recognized for its technological competence and depth.

Based on these factors, the Company is qualified to use percentage-of-completion for its long-term contracts, which will occasionally result in revenues being recognized in excess of billings, or prior to final delivery of hardware.


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

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 37

2. "WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 11 AND REITERATE OUR COMMENT. AS DISCLOSED, THE COMPANY HAD A MATERIAL WEAKNESS IN INTERNAL CONTROLS RELATED TO REVENUE RECOGNITION FOR MULTIPLE DELIVERABLE. PLEASE IDENTIFY THE FACTORS (NOT PREVIOUSLY CONSIDERED) THAT YOU NOW CONSIDER IN THE TIMING AND MEASUREMENT OF REVENUES IN MULTIPLE ELEMENT ARRANGEMENT. SPECIFICALLY TELL US HOW YOU IDENTIFY, EVALUATE AND VALUE ELEMENTS OF CONTRACTS INVOLVING MULTIPLE DELIVERABLES PURSUANT TO THE REQUIREMENTS OF EITF 00-21."

The Company had previously established processes at each division that included an assessment of sales contracts and identification/evaluation of bundled sales arrangements where hardware items (and service, if applicable) are to be delivered separately. Due to the complexity of the issues raised by EITF 00-21, we have begun to standardize the form of the internal documentation of our assessments, to ensure that we have appropriately considered all of the requirements of EITF 00-21. Further, in advance of recording revenue from a bundled sales arrangement, divisional controllers must now consult directly with senior corporate finance staff to confirm the appropriate accounting treatment under the provisions of EITF 00-21.

Three of our standard-product divisions (e.g., LXE, EMS Wireless, and SATCOM) are well-established and have a large customer base, and most sales contracts have a consistent structure. In these divisions, the process for identifying bundled arrangements is exception-based, focusing on those few contracts that have special terms or unique product configurations.

However, our SatNet division operates in an emerging market, and contract terms are not consistent. The SatNet division is where we encountered difficulties with EITF 00-21 in 2004, leading to the identification of a material weakness reported in the 2004 Form 10-K. To remediate that material weakness, the SatNet divisional controller now consults directly with senior corporate finance staff to perform a more detailed assessment of each contract in advance of recording revenue. This expanded consultation includes review not only of the internally-prepared standard assessment documents but also the contract and, if necessary, other related documents such as the request for proposal and pre-contract correspondence.

The Company's standard processes for analyzing bundled arrangements address the specific requirements for separate accounting treatment, including:

     (1) obtaining objective and reliable evidence of fair value of the undelivered items;

     (2) determining if the delivered item has value to the customer on a standalone basis and;

     (3) determining if the delivery or performance of the undelivered items is considered probable and substantially within the Company's control when the arrangement includes a general right of return.

The principal issue that led to the material weakness, and that we have expanded our procedures to address, is the potential significance of software that may be loaded into certain hardware deliverables. As a result, the separation criteria in our standard assessment have now been expanded (as per the procedures generally described in Item 9A) to include more comprehensive consideration of the following specific guidance of SOP 97-2:


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

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

     (4) assessment whether software is a key element (i.e., not incidental) in providing the desired functionality of an undelivered piece of hardware, and

     (5) assessment of whether there is post-contract software support that will enhance functionality.

In the event that software is more than incidental to an undelivered item or post-contract support is not related to warranty terms, then in accordance with SOP 97-2, the software's fair value can only be established by "vendor-specific objective evidence" (i.e., value in a separate, standalone arrangement).

If fair value of undelivered items can be established, then we continue to use the residual method to allocate the contract value to the delivered items for revenue recognition. We recognize the remaining contract value as revenue when undelivered items are delivered. [No change from prior practice]

If fair value of undelivered items cannot be established (even if management believes that such items are incidental to the total system sold), then we do not recognize revenues until all the items lacking an appropriately determined fair value have been delivered. [No change from prior practice]

3. "SUPPLEMENTALLY TELL US IF THE MATERIAL WEAKNESS IN INTERNAL CONTROLS WAS CONFINED TO THE SATNET DIVISION AND DISCLOSE THIS IN YOUR FUTURE FILINGS. IT APPEARS FROM THE DISCLOSURE IN THE FORM 10-K/A THAT THE MATERIAL WEAKNESS BROADLY APPLIED TO REVENUE RECOGNITION FOR MULTIPLE DELIVERABLES UNDER CONTRACTS INVOLVING DELAYED DELIVERY OF EQUIPMENT, RELATED SOFTWARE AND FUTURE SERVICES THAT ARE SUPPLEMENTAL TO THE PRIMARY EQUIPMENT SOLD"

The material weakness in internal controls reported in Item 9 of our report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2004, was confined to the SatNet division, and specifically the accounting for revenue recognition for certain equipment, related software and future services that were supplemental to the total systems being sold by that division. Subsequent to the filing of the 2004 Form 10-K, the Company adopted a plan of disposal for the SatNet division, and SatNet is no longer reported as a part of continuing operations. If the material weakness reported in 2004 is not effectively remediated, then the Company will expand its disclosure of controls and procedures in future filings to clarify that the material weakness relates to the SatNet division.


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

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

(4) TRADE ACCOUNTS RECEIVABLE, PAGE 57

4. "WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 14 AND REISSUE OUR COMMENT. AS REQUIRED UNDER RULE 5-02(3)(C) OF REGULATION S-X, STATE SEPARATELY (1) BALANCES BILLED BUT NOT PAID BY CUSTOMERS UNDER RETAINAGE PROVISIONS IN CONTRACTS; (2) UNBILLED AMOUNTS REPRESENTING THE RECOGNIZED SALES VALUE OF PERFORMANCE AS OF THE BALANCE SHEET DATE AND A GENERAL DESCRIPTION OF THE PREREQUISITES FOR BILLING; (3) BILLED OR UNBILLED AMOUNTS REPRESENTING CLAIMS OR OTHER SIMILAR ITEMS SUBJECT TO UNCERTAINTY CONCERNING THEIR DETERMINATION OR ULTIMATE REALIZATION WHICH IN YOUR PARTICULAR CIRCUMSTANCE COULD INCLUDE AMOUNTS RELATED TO LONG-TERM CONTRACTS DENOMINATED IN A CURRENCY OTHER THAN THE FUNCTIONAL CURRENCY. ADDITIONALLY, PLEASE CONFIRM AND DISCLOSE IN FUTURE FILINGS THAT AMOUNTS DUE UNDER LONG-TERM CONTRACTS, INCLUDING RETAINAGES, ARE EXPECTED TO BE COLLECTED IN ONE YEAR."

Balances billed but not paid under retainage provisions

The Company does not have balances billed but not paid by customers under retainage provisions in contracts.

Unbilled amounts

The Company currently discloses, within the accounts receivable footnote, the balance of unbilled amounts representing the recognized sales value of performance as of the balance sheet date. In the footnote disclosure of significant accounting policies, the Company further discloses that many long-term contracts provide for "periodic payments." However, in future filings, we will expand the revenue recognition accounting policy disclosure to include the following general description of the prerequisites for billing:

     "Under long-term contracts, the prerequisites for billing the customer for periodic payments generally involve the Company's achievement of contractually specific, objective milestones (e.g., completion of design, testing, or other engineering phase, delivery of test data or other documentation, or delivery of an engineering model or flight hardware)

Additionally, in future filings, the Company will clarify its position that the amounts due under long-term contracts are expected to be collected within one year.

Billed or unbilled amounts representing claims subject to uncertainty

In continuing operations, only the Company's SATCOM division in Canada has long-term contracts that are denominated in a currency other its functional currency. These particular contracts are not significant either in number or amount to the Company's operations, and they relate only to a portion of the activity within a single product-line offered at the SATCOM division. These contracts are denominated in U.S. dollars rather than Canadian dollars. Because the Company is a U.S. entity that reports its consolidated financial statements and footnotes in U.S. dollars, the SATCOM division's receivables for long-term contracts, as consolidated and reported within the Company's financial statements, are not subject to uncertainty about the amount to be collected.


                                    Page -5-

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

FORM 10K/A AMENDMENT NO. 2 FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 3

(B) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 3

5.1 "WE NOTE YOUR STATEMENT THAT THE MATERIAL WEAKNESS RELATED TO COMPLIANCE WITH EITF 00-21 AND SOP 97-2 RESULTED IN A MATERIAL OVERSTATEMENT OF REVENUES WHICH WERE IDENTIFIED AND CORRECTED PRIOR TO THE ISSUANCE OF THE COMPANY'S 2004 CONSOLIDATED FINANCIAL STATEMENTS. TELL US IN GREATER DETAIL, AND DISCLOSE, THE NATURE OF THE REVENUE ERRORS THAT AROSE FROM THE LACK OF CONTROLS RELATED TO COMPLIANCE WITH SOP 97-2. ADDITIONALLY, PLEASE TELL US, AND DISCLOSE, IN FUTURE FILINGS YOUR CRITICAL ACCOUNTING ESTIMATES AND REVENUE RECOGNITION POLICY WITH RESPECT TO YOUR APPLICATION OF SOP 97-2."

In the course of the 2004 audit and prior to the filing of the 2004 Form 10-K (as noted in that document), we identified several errors in revenue recognition relating to the application of EITF 00-21 and SOP 97-2. As previously noted in this response, these errors were limited to our SatNet division, principally on a single contract described as follows:

     In the fourth quarter of 2004, our SatNet division executed a contractual agreement to deliver a broadband communications system. Elements of the system included certain new products to enhance system performance; these products comprised both hardware and software, and management believed that these products were not significant to the overall system.

     Most of the system hardware was shipped prior to the end of the fourth quarter, but the system performance enhancement products were not shipped at that time. We had initially attributed fair values to these undelivered new products based on the assessment by management, with relevant authority, concerning the probable price to be established for each product (EITF 00-21, para .16). These prices were further supported by management's market knowledge of comparable pricing for competing products. As a result, we initially concluded that the contract items were separable, and we therefore recognized revenues for the fair value of the delivered items.

     During the year-end audit and prior to filing the 2004 Form 10-K, it was determined with our auditors that software was more than incidental to the undelivered system performance enhancement products on a standalone basis and we therefore reassessed the fair values of these products based on the provisions of SOP 97-2. SOP 97-2 requires "vendor-specific objective evidence" to establish fair value of the system performance enhancement products. Although management believed that the system performance enhancement products were incidental to the system as a whole, we concluded that we could not meet the criteria for establishing fair value of the undelivered items under SOP 97-2, because neither of the products had been sold in a standalone arrangement. Therefore, we subsequently adjusted our initial results to reflect that no revenues were recorded under this contract at December 31, 2004.


                                    Page -6-

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

With respect to the application of SOP 97-2, the SatNet division's revenue recognition policy and related critical accounting estimates can be described as follows:

     The SatNet division's two-way, broadband communications systems typically comprise certain hardware elements that are critical to system functionality, as well as optional hardware components to achieve the customer's specific performance objectives. An order may also incorporate technical support arrangements.

     Optional hardware components are often delivered on a different schedule from critical hardware. Therefore for revenue recognition purposes, the Company must first assess whether the undelivered components may be fairly valued and accounted for separately, as per the guidance of EITF 00-21. If separable, the Company must further assess whether software is incidental to the undelivered hardware. This assessment uses the guidance of SOP 97-2, which requires significant engineering judgments related to the following:
     (1) whether the software is the key element in providing the desired functionality, and (2) whether the Company has agreed to provide post-contract software support that will enhance functionality. If the software is determined to be more than incidental, then vendor-specific objective evidence must be obtained to establish fair value. In the absence of vendor-specific objective evidence (even if the component is incidental to the total system), all or most of the revenues under a specific contract may not be recognized upon delivery of certain components.

Subsequent to the filing of the 2004 Form 10-K, the Company adopted a plan of disposal for the SatNet division, and SatNet is no longer reported as a part of continuing operations. Certain disclosures, including revenue recognition policies and critical accounting estimates at SatNet, are no longer deemed to be necessary in future filings.

5.2 "CONSIDERING THAT A MATERIAL OVERSTATEMENT OF THE RECORDED REVENUE ARISING FROM THE MATERIAL CONTROL WEAKNESS WAS IDENTIFIED AND CORRECTED PRIOR TO THE ISSUANCE OF THE COMPANY'S 2004 CONSOLIDATED FINANCIAL STATEMENTS, TELL US IF ANY OF THE CORRECTION PERTAINED TO PRIOR QUARTERS AND YOUR CONSIDERATION OF PARAGRAPH 19 OF APB 9."

The initial overstatement of recorded revenue did not pertain to prior quarters but to the fourth quarter of 2004, which was the period in which contract performance was substantially completed. Therefore, management believes that paragraph 19 of APB 9 does not apply.


                                    Page -7-

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED APRIL 2, 2005

ITEM 4. CONTROLS AND PROCEDURES, PAGE 24

6. "WE BELIEVE THAT A CHANGE TO YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING, INCLUDING AN EXPANSION OF, OR IMPROVEMENT IN, THE PROCEDURES TO REMEDIATE A MATERIAL WEAKNESS IN INTERNAL CONTROLS OVER FINANCIAL REPORTING CONSTITUTES A CHANGE THAT IS REPORTABLE UNDER THIS SECTION. DESCRIBE EACH IMPROVED OR EXPANDED CONTROL AND PROCESS THAT YOU IMPLEMENTED DURING THE QUARTER IN CONNECTION WITH YOUR REMEDIATION EFFORTS FOR EACH DISCLOSED MATERIAL WEAKNESS. REFER TO QUESTION 9 OF MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS FREQUENTLY ASKED QUESTIONS (REVISED OCTOBER 6, 2004) AVAILABLE ON OUR WEB SITE AT HTTP://WWW.SEC.GOV/INFO/ACCOUNTANTS/CONTROLFAQ1004.HTM. TELL US YOUR CONSIDERATION OF WHETHER OTHER INFORMATION ABOUT THE CIRCUMSTANCES SURROUNDING THE CHANGE CONSTITUTES MATERIAL INFORMATION NECESSARY TO MAKE THE DISCLOSURE ABOUT THE CHANGE NOT MISLEADING."

In both Item 9 in the 2004 Form 10-K Amendment No. 2 and Item 4 in the April 2, 2005 Form 10-Q, we disclosed the changes in internal controls that were implemented to remediate the following three material weaknesses:

     "The Company expanded its procedures to identify, evaluate and appropriately value all contractual deliverables, as well as to provide for additional management review of certain contracts with multiple deliverables."

          The Company has established processes in which the divisional controller at SatNet performs an assessment of the implications of EITF 00-21 for each contract, prior to recording revenue from a bundled arrangement. The "expanded procedures" referred to in the Form 10-K and Form 10-Q more specifically relate to newly revised and standardized procedures to ensure that the requirements of EITF 00-21 and SOP 97-2 are appropriately considered. Further, the SatNet divisional controller now consults directly with senior corporate finance staff prior to recording revenue, to determine the appropriate accounting treatment for each contract. This consultation includes a review not only of the standard assessment documentation but also contract documentation, including other related documents such as a request for proposal or customer correspondence.

     "The Company improved its procedures to revise standard prices for purchased materials, and it implemented new procedures to revalue inventory more frequently and to provide for additional management review of the accounting for purchase price variances for purchased materials."

          The Company's EMS Wireless division has had a fairly stable business and related purchasing activity. But in late 2004, several of its larger customers placed record orders in the last few months of 2004, which prompted a record


                                    Page -8-

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

          level of materials purchases. The unprecedented volume of purchases also resulted in purchase price variances, in which the actual purchase price exceeded the standard price. The Company revised its variance calculations to ensure appropriate weighting when the variances are significantly affected by one or more unusually large purchases. In addition, the Company increased the frequency from annually to quarterly for the update of standards and revaluation of inventory. Finally, senior corporate finance staff must review and approve purchase price variance accounting.

     "The Company expanded its procedures to revalue the estimated future revenues on long-term contracts denominated in a currency other than the functional currency."

          More specifically, the Company's S&T/Montreal division in discontinued operations has contracts denominated in U.S. dollars and Euros rather than the functional Canadian dollar currency. This division has used estimated exchange rates (which have historically approximated actual exchange rates) to assess the unrecognized value of each long-term contract. However, due to unusual volatility in late 2004 in the Canadian dollar versus the U.S. dollar, there was a significant variance between the estimated exchange rate and the actual exchange rate. As a result, the remaining value of each non-Canadian dollar contract is now estimated on a quarterly basis, using actual exchange rates.

We believe that the descriptions of the internal control changes, as originally disclosed in our Form 10-K and Form 10-Q, are accurate, complete and can be clearly understood by the financial statement reader. The more specific descriptions of the internal control changes described in this response to the Staff's comments do not constitute material additional information.

7. "WE NOTE YOUR STATEMENT THAT THE CEO AND CFO HAVE CONCLUDED THAT THE "COMPANY'S DISCLOSURE CONTROL OVER FINANCIAL REPORTING AND PROCEDURES ARE ADEQUATE TO ACCOMPLISH THEIR OBJECTIVE AND ARE FUNCTIONING EFFECTIVELY." IT IS NOT CLEAR WHETHER, IN MAKING THEIR CONCLUSIONS, YOUR CERTIFYING OFFICERS CONSIDERED ALL INFORMATION DESCRIBED IN THE DEFINITION OF "DISCLOSURE CONTROLS AND PROCEDURES" AS CONTAINED IN EXCHANGE ACT RULE 13A-15(E). AS A RESULT, PLEASE REVISE YOUR DISCLOSURE TO CLARIFY WHETHER YOUR CERTIFYING OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CERTIFYING OFFICERS, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURES."

In our quarterly reports on disclosure controls and procedures under Item 4 of our Reports on Form 10-Q have described the objective of our disclosure controls and procedures in language that we believe restates clearly and succinctly the objectives set forth in the definition found in Rule 13a-15(e), capturing both the first sentence of that definition and , with its express reference to the effective communication of relevant information to the CEO and CFO, the second sentence of the definition, which emphasizes the objective of communicating relevant information to the principal executive and financial officers. Therefore, when we state that the CEO and CFO have evaluated our disclosure controls and procedures and found them to be effective, we believe that statement clearly conveys their conclusion that such controls and


                                    Page -9-

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  September 20, 2005

procedures were effective to ensure that not only is the relevant information recorded, processed, summarized and reported on a timely basis, but also that it is effectively communicated to the CEO and CFO so as to ensure that the necessary decisions can be made on a timely basis. As a result, we do not believe that it should be necessary to amend existing disclosure to further clarify that matter.

In response to your comment, however, we plan to revise our statement of the objectives of our disclosure controls and procedures to track more closely the precise language of rule 13a-15(e) and, where the CEO and CFO have found those disclosure controls and procedures to be effective, to make clear that they have found our disclosure controls and procedures to be effective in meeting those stated objectives.

8. "PLEASE CONFIRM IN YOUR RESPONSE LETTER THAT YOU WILL PROVIDE SIMILAR DISCLOSURE IN YOUR FUTURE FILINGS. ALTERNATIVELY, IF TRUE, PLEASE SIMPLY STATE IN FUTURE FILINGS THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE."

The Company has confirmed in this letter that it will provide similar disclosures in future filings when applicable. Alternatively, if true, we will state in future filings that our disclosure controls and procedures are effective.

                                   ----------

We believe that these responses should satisfy your comments and questions. In connection with these responses to the Staff's comments, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Sincerely,

                                               EMS TECHNOLOGIES, INC.


                                               /s/ Gary B. Shell
                                               ---------------------------------
                                               Gary B. Shell
                                               Vice President, Corporate Finance


                                    Page -10-